Exhibit 99.1

ASX/Media Release

IMMUTEP ANNOUNCES EUROPEAN PATENT GRANT FOR LAG525 ANTIBODY

SYDNEY, AUSTRALIA – 14 November 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”) is pleased to announce the grant of patent no. 3116909 entitled “Antibody molecules to LAG-3 and uses thereof” by the European Patent Office.

The claims of the patent are directed to LAG525, and to the use of LAG525 in the treatment of cancer and infectious disease. LAG525 is a humanised form of Immutep’s IMP701 antibody that was originally developed by Immutep S.A. (now Immutep S.A.S.), a wholly owned subsidiary of the Company. The patent is co-owned by Novartis AG and Immutep S.A.S. and will expire on 13 March 2035.

About IMP701 and LAG525

IMP701 is a therapeutic antibody originally developed by Immutep S.A. to target LAG-3. This antagonist antibody plays a role in controlling the signalling pathways in both effector T cells and regulatory T cells (Treg). The antibody works to both activate effector T cells (by blocking inhibitory signals that would otherwise switch them off) and at the same time inhibit Treg function that normally prevent T cells from responding to antigen stimulation. The antibody therefore removes two brakes that prevent the immune system from responding to and killing cancer cells. In contrast, some other checkpoint antibodies in development target only the effector T cell pathway and don’t address the Treg pathway.

Rights to the development and commercialisation of IMP701 were licensed to CoStim Pharmaceuticals in 2012, which was subsequently acquired by Novartis in 2014.

LAG525, a humanised form of IMP701 is currently being evaluated in five Phase I and/or Phase II clinical trials, in combination with Novartis’ PD-1 inhibitor spartalizumab for the treatment of various cancers. Novartis has full responsibility for the continued development of the antibody program and Immutep is eligible to receive development-based milestone payments and royalties on sales following commercialisation of the antibody.

Further information on the clinical studies may be obtained at:

https://clinicaltrials.gov/ct2/show/NCT03365791

https://clinicaltrials.gov/ct2/show/NCT03499899

https://clinicaltrials.gov/ct2/show/NCT02460224

https://clinicaltrials.gov/ct2/show/NCT03742349

https://clinicaltrials.gov/ct2/show/NCT03484923

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC; a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (or pembrolizumab, an anti-PD-1 therapy) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869). Immutep is also developing a LAG-3 agonist monoclonal antibody for autoimmune diseases (IMP761) that is currently in preclinical development.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com